Exhibit 99.1

CONFIDENTIAL	2014-02-18 FINAL [1]

JA Solar Multi-Si Solar Cells Surpass 19% Conversion Efficiency

Shanghai, China, February 18, 2014 - JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that its multi-crystalline silicon (“multi-Si”) solar cells have surpassed 19% conversion efficiency.

This latest improvement in efficiency, achieved using advanced cell technology recently developed by JA Solar’s R&D team, follows the Company’s announcement in August 2013 that its multi-Si cells had achieved 18.3% conversion efficiency, an industry record at the time.

“By breaking the 19% efficiency barrier with our multi-Si cells, JA Solar has reached yet another milestone in terms of our ability to produce high-performance solar products in a cost-effective manner,” said Mr. Yong Liu, chief operation officer of JA Solar. “The new cells are a further testament to JA Solar’s unrivaled efforts to push the boundaries of PV technology, and their superior power generation per unit of area and lower installation cost per watt will deliver significant value to customers.”

JA Solar plans to commence mass production of its new multi-Si cells and integrate them into module assembly lines for commercial use in the second half of 2014.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

CONTACT: In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com